Commerce Energy Group
600 Anton Boulevard, Suite 2000, Costa Mesa, CA 92626
Telephone 714-259-2500/Fax 714-259-2501
www.commerceenergy.com

Richard L. Boughrum
Senior Vice President, Chief Financial Officer
Office 714-259-2595, Fax 714-259-2597, Cell 714-595-1061
rboughrum@commerceenergy.com

VIA EDGAR

July 6, 2005

Mr. Anthony Watson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

Re:	Commerce Energy Group, Inc.
Form 8-K filed June 14, 2005
File No. 1-32239

Dear Mr. Watson,

On behalf of Commerce Energy Group, Inc. (the “Company”), I am submitting the response of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2005. For ease of reference, we have set forth the Staff’s comment together with the response of the Company.

Comment No. 1:

Please tell us why the adjustments recorded in the second and third quarter of fiscal 2005 were not treated as prospective changes in estimates. In this regard, it may be helpful to explain the specific nature of the control deficiency identified.

Response:

In accordance with APB 20, the reason that the adjustments recorded in the second and third quarter of the fiscal year ending July 31, 2005 (“fiscal 2005”) were not treated as prospective changes in estimates is that the control error which occurred that produced the adjustment was caused by management “oversight” and “misuse of facts” at the time of the preparation of the second quarter financial statements. At that time, management relied upon an analysis that was factually incorrect. Subsequent to the original Plan and prior to the filing of the Form 10-Q for the quarterly period ended January 31, 2005, management did not properly monitor the Plan for completing a contract customer shedding process which allowed an operational delay to go undetected.

This delay resulted in a requirement to purchase additional high cost power at prevailing market prices which were above the power prices contained in the contracts sold. This error would have been detected much sooner, and the need for the higher cost power would have been accrued in the second quarter against the recorded sale and gain, had the supply requirements and the replacement cost of power been more closely monitored by the managers involved and by senior management and had the customer meter counts among the various involved information technology systems been reconciled on a weekly basis.

This failure to execute the contract customer shedding Plan as anticipated, and the lack of controls to detect the failure prior to the filing of the Form 10-Q for the period ended January 31, 2005, had the effect of producing a gain in the second quarter of fiscal 2005 and a corresponding expense in the third and fourth quarters of fiscal 2005.

If the Company had planned to shed the customers under contract two months later than originally planned, it would not have sold off the energy supply contracts until May 1, 2005 (as a start date) or later and would not have recorded the revenue gain of $9.3 million but a gain of approximately $7.2 million in the second quarter of fiscal 2005 to account for $1.5 million to supply electricity to customers under contract in the third quarter and an estimated $600,000 in the fourth quarter.

Company management brought the error to the attention of Ernst & Young, its auditor, and in consultation with Ernst & Young, concluded that the preferred treatment under these circumstances was the restatement.

Transaction Background

In January 2005, prior to the end of the Company’s second quarter ended January 31, 2005, the Company entered into a portfolio restructuring in its Pennsylvania market. In connection with this restructuring, the Company determined that (a) it was unprofitable for the Company to serve certain classes of customers in the Pennsylvania market and (b) those customers would be better served at a lower cost to them by the native utility company. After arranging for the customers under contract to be served by the native utility company, the Company no longer needed certain long term electricity supply contracts it had previously acquired to serve those customers. Accordingly, those supply contracts were sold back to the original provider on January 28, 2005 and the Company recorded revenue and the related gain of $9.3 million on that date in the second quarter of fiscal 2005.

In January 2005, the Company developed a detailed Plan to implement the transition of the customers under contract back to the utility company and determined that February and March 2005 would be the transition period, as well as March being the final month in serving those customers. In accordance with the original Plan, the long term electricity supply contracts in place to serve the contract customers were sold back to the utility with a March 1, 2005 settlement date.

In February 2005, certain undetected delays in the transition implementation were incurred which caused the Company to need to purchase more replacement power than planned in March, April and May of 2005 to serve the customers under contract during transition which was delayed into May 2005.

By April 30, 2005, the end of the Company’s third fiscal quarter, the customer transition was substantially completed and calculations were prepared indicating that an additional $1.5 million of expense was incurred to replace the lower cost power that would have been available under the disposed long term electricity supply contracts. The Company also performed a review of the fourth quarter of fiscal 2005 and determined that $600,000 of additional expense would be incurred in the fourth quarter. Hence, the total restatement amount in the amended 10-Q/A for the Company’s second fiscal quarter ending January 30, 2005 was amended by $2.1 million, comprised of $1.5 million in direct replacement power costs incurred in the third quarter and $600,000 for fourth quarter power.

Control Deficiency Identified

The portfolio restructuring was a unique and non-routine transaction for the Company, its management and its staff. During the period from January 28, 2005 until April 30, 2005, management did not exercise sufficient “oversight” of the transactions and information which was relied upon was based upon a “misuse of facts” at the time the information was prepared. The delay in the execution to shed contract customers and the expense implications of that delay were not, in hindsight, adequately supervised, controlled and reconciled.

At this time the Company does not have a fully integrated and automated control system to provide automated reconciliations and support to management for supervision of such transactions and the Company relies upon management supervision and manual reconciliations of such transactions.

A capital budget for the design, purchase and implementation of software has been approved and the Company is in the implementation phases of this technology upgrade to improve its controls environment.

Comment No. 2:

Please note that if, based on what they now know regarding the existence of material weaknesses in your internal controls, your certifying officers have concluded that their previous conclusions about the effectiveness were incorrect, then you must disclose this determination. In this regard, you disclose in your Form 10-Q/A for the period ended January 31, 2005 that your disclosure controls and procedures were effective as of the end of the period covered by the report. We are unclear as to how your discovery of these errors did not affect your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this for 10-Q/A. Likewise, we are unclear as to how your discovery of these errors in the fourth quarter did not affect the related conclusions disclosed in your form 10-Q for the period ended April 30, 2005. Please advise.

Response:

The Company believes that its disclosure in Part I, Item 4 of Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 does indicate that the prior conclusions of the Company’s principal executive officer and principal financial officer about the effectiveness of the Company’s controls were incorrect. The disclosure states that based upon the information available at the time of filing the Quarterly Report on Form 10-Q for the period ended January 31, 2005, the Company’s principal executive officer and principal financial officer performed their evaluation and concluded that the Company’s disclosure controls and procedures were effective as of the end of the period. That is still a true statement. The disclosure then discusses the subsequent events that led to the conclusion that the Company had a material weakness in its internal controls and the remedial measures taken to correct the weakness. The subsequent conclusion that the Company had a material weakness clearly indicates that the Company’s principal executive officer and principal financial officer had concluded that their previous conclusions were incorrect.

The Company also believes that its disclosure in Part I, Item 4 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 indicates that the Company’s principal executive officer and principal financial officer concluded that of the Company’s controls were not effective as of the end of the period ended April 30, 2005. The disclosure states that the Company’s officers have concluded that the Company’s disclosure controls and procedures “including the changes in internal controls over financial reporting described” in the 10-Q are effective. Since all of the changes to the Company’s internal controls were implemented after the end of the period ended April 30, 2005, the Company’s disclosure indicates that the Company’s controls and procedures were not effective as of the end of the period ended April 30, 2005.

Although we believe that our prior disclosures in Part I, Item 4 of Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 are adequate, we understand based upon telephone conversations with you, that the Staff is requiring registrants to be more direct with regard to their disclosures under Part I, Item 4. Accordingly, we plan to amend our disclosure in Part I, Item 4 of Amendment No. 2 to the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 to read as set forth in Exhibit A to this letter, and to amend our disclosure in Part I, Item 4 of Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 to read as set forth in Exhibit B to this letter.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended; (b) comments made by the Staff or changes to our reports filed with the Commission in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filing or filings; and (c) it may not assert comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Please direct any questions or comments regarding the foregoing to the undersigned at (714) 259-2595.

Sincerely,

/s/RICHARD L. BOUGHRUM
Richard L. Boughrum
Senior Vice President and Chief Financial Officer
Commerce Energy Group, Inc.

cc:	Audit Committee of the Board
Mr. Michael A. Lucki
Ernst & Young, LLP
John F. Della Grotta, Esq.,
Paul, Hastings, Janofsky & Walker, LLP

EXHIBIT A

Disclosure With Respect to the Quarterly Period Ended January 31, 2005

Item 4. Controls and Procedures.

Overview

In June 2005, we advised the Audit Committee of our Board of Directors that, in monitoring the strategic realignment of our Pennsylvania customer portfolio, we noted deficiencies in our disclosure controls and procedures, as well as our internal controls over financial reporting relating to monitoring the operational progress of the realignment and properly forecasting the resulting required electricity supply. Our independent auditors, Ernst & Young LLP, have advised the Audit Committee, also in June 2005, that these internal control deficiencies constitute a reportable condition and a material weakness as defined in Statement on Auditing Standards No. 60.

Immediately prior to the filing of the initial Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, we filed Amendment No.1 to our Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 (the “Amendment No. 1”). Amendment No. 1 principally restated prior reported results and included additional disclosures in the appropriate period as a result of finding the above-referenced deficiencies in our disclosure controls and procedures and the material weakness in our internal controls over financial reporting. We are filing this Amendment No. 2 to the Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 to include additional disclosures in the appropriate period as a result of finding the above-referenced deficiencies in our disclosures controls and procedures and the material weakness in our internal controls over financial reporting.

We continue to evaluate and implement methods to improve our disclosure controls and procedures and our internal controls over financial reporting with the assistance of outside advisors. We have taken the following corrective actions, some of which we began to implement as early as March 2005:

•	Determined that a major integrated system upgrade was required to replace the current in-house forecasting, meter tracking and sales systems. We have evaluated several third party systems and have begun implementation on our selections;

•	Established procedures to reconcile demand and load factors among the various in-house systems until the integrated system can be fully implemented;

•	Established procedures to reconcile meter counts on a weekly basis among the various in-house systems until the integrated system can be fully implemented; and

•	Established senior level management oversight of the load forecasting process, including weekly update and reporting meetings.

In light of the above-referenced information, the Company (a) conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Amendment No. 2 to Quarterly

Report on Form 10-Q/A; and (b) evaluated (in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act) whether any change in the Company’s internal control over financial reporting occurred during the second quarter ended January 31, 2005 which materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Each evaluation was done under the supervision and with the participation of management, including our principal executive officer and our principal financial officer.

Evaluation of Disclosure Controls and Procedures.

Based upon the Company’s evaluation of the effectiveness of the design of and operation of our disclosure controls and procedures as of the end of the period covered by this Amendment No. 2 to the Quarterly Report on Form 10-Q/A, our principal executive officer and principal financial officer concluded that, because of the deficiency referenced above, the Company’s disclosure controls and procedures were not effective.

Evaluation of Internal Controls and Procedures.

Based upon the evaluation of the effectiveness of our internal controls over financial reporting that occurred during the period covered by this Amendment No. 2 to Quarterly Report on Form 10-Q/A, the changes to our internal controls and procedures detailed above did have a material effect, and are reasonably likely to continue to materially affect the Company’s internal control over financial reporting.

EXHIBIT B

Disclosure With Respect to the Quarterly Period Ended April 30, 2005

Item 4. Controls and Procedures.

Overview

In June 2005, we advised the Audit Committee of our Board of Directors that, in monitoring the strategic realignment of our Pennsylvania customer portfolio, we noted deficiencies in our disclosure controls and procedures, as well as our internal controls over financial reporting relating to monitoring the operational progress of the realignment and properly forecasting the resulting required electricity supply. Our independent auditors, Ernst & Young LLP, have advised the Audit Committee, also in June 2005, that these internal control deficiencies constitute a reportable condition and a material weakness as defined in Statement on Auditing Standards No. 60.

Immediately prior to the filing of the initial Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, we filed Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 (“Amendment No. 1”). Amendment No. 1 principally restated prior reported results and included additional disclosures in the appropriate period as a result of finding the above-referenced deficiencies in our disclosure controls and procedures and the material weakness in our internal controls over financial reporting. We then filed Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2005 to include additional disclosures in the appropriate period as a result of finding the above-referenced deficiencies in our disclosure controls and procedures and the material weakness in our internal controls over financial reporting.

We continue to evaluate and implement methods to improve our disclosure controls and procedures and our internal controls over financial reporting with the assistance of outside advisors. We have taken the following corrective actions, some of which we began to implement as early as March 2005:

•	Determined that a major integrated system upgrade was required to replace the current in-house forecasting, meter tracking and sales systems. We have evaluated several third party systems and have begun implementation on our selections;

•	Established procedures to reconcile demand and load factors among the various in-house systems until the integrated system can be fully implemented;

•	Established procedures to reconcile meter counts on a weekly basis among the various in-house systems until the integrated system can be fully implemented; and

•	Established senior level management oversight of the load forecasting process, including weekly update and reporting meetings.

In light of the above-referenced information, the Company (a) conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by Amendment No. 1 to this Quarterly

Report on Form 10-Q/A; and (b) evaluated (in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act) whether any change in the Company’s internal control over financial reporting occurred during the third quarter ended April 30, 2005 which materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Each evaluation was done under the supervision and with the participation of management, including our principal executive officer and our principal financial officer.

Evaluation of Disclosure Controls and Procedures.

Based upon the Company’s evaluation of the effectiveness of the design of and operation of our disclosure controls and procedures as of the end of the period covered by Amendment No. 1 to this Quarterly Report on Form 10-Q/A, our principal executive officer and principal financial officer concluded that, because of the deficiency referenced above, the Company’s disclosure controls and procedures were not effective.

Evaluation of Internal Controls and Procedures.

Based upon the evaluation of the effectiveness of our internal controls over financial reporting that occurred during the period covered by Amendment No. 1 to this Quarterly Report on Form 10-Q/A, the changes to our internal controls and procedures detailed above did have a material effect, and are reasonably likely to continue to materially affect the Company’s internal control over financial reporting.